

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 28, 2008

<u>via U.S. Mail and Facsimile</u>

Mr. K.W. Diepholz
President
DynaResource, Inc.
5215 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

Re: DynaResource, Inc.
        Registration Statement on Form 10
        Filed May 14, 2008
        File No. 0-53237

Dear Mr. Diepholz:

      This is to advise you that a preliminary review of the above registration statement indicates that it does not include all of the financial statements and supplementary data required by Item 13 of Form 10. Specifically, the registration statement does not include a report of an independent accountant. As a result, the registration statement fails in material respects to comply with the requirements of Form 10. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      You are advised that the registration statement will become effective through operation of law on July 14, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective. With regard to the financial statements, you may contact Bob Carroll at (202) 551-3362 or Chris White at (202) 551-3461. Please contact John Madison at (202) 551-3296, or Mellissa Duru at (202) 551-3757 if you have any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: B. Carroll
     C. White
     M. Duru
     J. Madison